UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
UNIT CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
909218109
(CUSIP Number)
January 22, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS George Kaiser Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		2,448,932 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,448,932 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,448,932 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO - Not For Profit

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS Frederic Dorwart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,448,932 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,448,932 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,448,932 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS Philip Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,448,932 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,448,932 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,448,932 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	909218109

1	NAMES OF REPORTING PERSONS Philip Lakin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,448,932 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,448,932 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0- shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,448,932 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1 (a).      Name of Issuer: Unit Corporation (“Unit”)
Item 1 (b).      Address of Issuer’s Principal Executive Offices:
1000 Kensington Center
7130 South Lewis
Tulsa, Oklahoma 74136
Item 2 (a).      Name of Person Filing: This Schedule 13G with respect to the Common Stock of Unit Corporation is filed by George Kaiser Family Foundation (“GKFF”)and GKFF co-trustees Mr. Dorwart, Mr. Frohlich and Mr. Lakin.
Item 2 (b).      Address of Principal Business Office or, if none, Residence:
     The address of the principal business office of GKFF is 124 East Fourth Street, Suite 100, Tulsa, Oklahoma 74103. The address of the principal business offices of the co-trustees are as follows: Frederic Dorwart is 124 E. 4th Street, Tulsa, Oklahoma; Philip Frohlich, 1924 South Utica, Suite 1120, Tulsa, Oklahoma 74104; Philip Lakin Jr., 7030 South Yale, Suite 600, Tulsa, Oklahoma 74136.
Item 2 (c).      Citizenship:      GKFF was formed under the laws of the State of Oklahoma. Mr. Dorwart, Mr. Frohlich and Mr. Mr. Lakin are a citizen of the United State of America.
Item 2 (d).      Title of Class of Securities:      Common Stock, par value $0.10 per share
Item 2 (e).      CUSIP No:      909218109
Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4. Ownership
     The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 46,381,533 shares of Common Stock issued and outstanding as of October 29, 2007, as reported in Unit’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.
     A. GKFF
     GKFF’s holdings are as follows:
(a)	Amount Beneficially Owned: 2,448,932 shares

(b)	Percent of Class: 5.28%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 2,448,932 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 2,448,932 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
B. Frederic Dorwart
     Mr. Dorwart is co-trustee for GKFF and may be deemed to have beneficial ownership of GKFF holdings. Mr. Dorwart’s beneficial holdings are as follows:
(a)	Amount Beneficially Owned: 2,448,932 shares

(b)	Percent of Class: 5.28%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 2,448,932 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 2,448,932 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
C. Mr.Frohlich is co-trustee for GKFF and may be deemed to have beneficial ownership of GKFF holdings. Mr. Frohlich’s beneficial holdings are as follows:
(a)	Amount Beneficially Owned: 2,448,932 shares

(b)	Percent of Class: 5.28%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 2,448,932 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 2,448,932 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
D. Mr.Lakin is co-trustee for GKFF and may be deemed to have beneficial ownership of GKFF holdings. Mr. Lakin’s beneficial holdings are as follows:
(a)	Amount Beneficially Owned: 2,448,932 shares

(b)	Percent of Class: 5.28%

(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 2,448,932 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 2,448,932 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2008	George Kaiser Family Foundation
	BY:	/s/ Frederic Dorwart
Frederic Dorwart, Co-Trustee

/s/ Frederic Dorwart
Frederic Dorwart

/s/ Philip Frohlich
Philip Frohlich

/s/ Philip Lakin, Jr.
Philip Lakin, Jr.

EXHIBIT INDEX
Exhibit 1. Joint Filing Agreement dated February 1, 2008 by and between George Kaiser Family Foundation, Frederic Dorwart, Philip Frohlich, and Philip Lakin, Jr.

Exhibit 1
JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Dated: February 1, 2008
George Kaiser Family Foundation

BY:	/s/ Frederic Dorwart
Frederic Dorwart, Co-Trustee

/s/ Frederic Dorwart
Frederic Dorwart

/s/ Philip Frohlich
Philip Frohlich

/s/ Philip Lakin, Jr.
Philip Lakin, Jr.